SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period May 24, 2007 to May 25, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release recommending rejection of mini-tender offer by TRC Capital Corporation.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 25, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST RECOMMENDS REJECTION OF MINI-TENDER
OFFER BY TRC CAPITAL CORPORATION
(Calgary, May 25, 2007) /CCN Matthews/ -Pengrowth Energy Trust (Pengrowth) is aware of an unsolicited “mini-tender offer” by TRC Capital Corporation (TRC) to purchase up to 2,000,000 trust units of Pengrowth, representing approximately 0.8 percent of Pengrowth’s outstanding trust units. TRC’s offer price of Cdn $19.00 represents, as TRC’s own offer document acknowledges, a 2.56 percent DISCOUNT to the closing price of Pengrowth’s trust units on the Toronto Stock Exchange (TSX) on May 14, 2007 (Cdn $19.50), the day prior to the date of the offer and represents a further DISCOUNT of 6.54 percent to today’s closing price on the TSX (Cdn $20.33).
Pengrowth recommends that unitholders DO NOT tender their trust units in response to TRC’s unsolicited mini-tender offer. Mini-tender offers, such as this one, avoid many of the investor protections provided by Canadian and U.S. securities laws through circumventing most filing, disclosure and procedural requirements. Pengrowth is in no way associated with TRC, its mini-tender offer or the offer documentation.
Unitholders considering tendering trust units to TRC’s mini-tender offer should consult with their financial advisors and carefully examine the mini-tender offer to determine whether it is in their best interests to tender to an offer that is BELOW the current market price. Pengrowth urges unitholders to compare the price of the TRC offer to the current trading price of Pengrowth’s units before determining to tender to the TRC offer. Unitholders who have already tendered their trust units may withdraw them by providing the written notice described in the TRC documents in accordance with the terms of the mini-tender offer.
Pengrowth also wishes to advise unitholders that the disclosure in TRC’s offer document under the heading “United States Federal Income Tax Considerations” is incorrect in that it indicates that Pengrowth is classified as a corporation for U.S. federal income tax purposes. Pengrowth has elected to be treated as a partnership for U.S. federal income tax purposes which may result in tax consequences for unitholders materially different than that disclosed in TRC’s offer document. Unitholders are urged to consult their own tax advisors.

The Canadian Securities Administrators (CSA) has expressed serious concerns that an investor might tender to a mini-tender based upon a misunderstanding of the mini-tender or the current market price of the security subject to the mini-tender. In the opinion of CSA staff, such a misunderstanding may result in an abuse of the capital markets and may be contrary to applicable anti-fraud provisions of certain securities legislation. The CSA has issued an advisory entitled “Mini-Tender Offers — Watch Out For Mini-Tender Offers Below Market Price!”, which is available online at: www.osc.gov.on.ca/Media/NewsReleases/1999/nr19990927_mini.jsp
The U.S. Securities and Exchange Commission (SEC) has also issued an investor alert regarding mini-tender offers. The SEC has noted that, in making the offers at below-market prices, bidders are “hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC’s advisory may be found on the SEC’s website at: www.sec.gov/investor/pubs/minitend.htm
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051